Exhibit 99.3

Great Lakes Gas Transmission Limited Partnership (“Great Lakes”) and TransCanada PipeLines Limited (“Shipper”) Term Sheet for Proposed Service (the “Term Sheet”)

Transporter:	Great Lakes

Shipper:	TransCanada PipeLines Limited

Contract Start Date:	The latter of November 1, 2017, or NEB Approval of LTFP and St. Clair to Dawn sale, but no later than April 1, 2018[1]

Contract End Date:	Ten years from the Contract Start Date

Primary Receipt:	Emerson

Primary Delivery:	St. Clair

MDQ:	711,000 Dth/d

Reservation Rate:	$8.89/Dth monthly, fixed negotiated reservation rate[2]

Utilization Rate:	Maximum tariff utilization rate

Other Rates:	Fuel, ACA, and all other rates and surcharges in accordance with Great Lakes’ FERC gas tariff, which may be amended from time to time.

Other Costs:	Regulatory approved costs necessary to comply with domestic or foreign laws, regulations, or rules that were not in effect or applicable to Great Lakes on October 13, 2016.

Secondary Optionality:	Shipper will receive access to multiple Great Lakes delivery points as listed below at the primary path rate:

Belle River Mills — DTE Gas

Chippewa — Consumers Energy

Deward — ANR Storage Company

Farwell — ANR Pipeline Company

Rattle Run — Bluewater Storage

1Subject to Great Lakes’ receipt and acceptance, in a form and substance acceptable to Great Lakes in its sole discretion, of all approvals that Great Lakes determines necessary to provide the service contemplated herein.

2Where Transporter’s general system recourse reservation rate is greater than the fixed, negotiated rate stated above, then Transporter may require Shipper to convert its negotiated rate to a discounted reservation rate equal to $8.89 per Dth/month.

Right of First Refusal:	A contractual ROFR is provided for the initial term of the agreement.

Reduction Option:

Shipper shall have the right to reduce its contractual MDQ, or terminate this contract, on each anniversary date effective after the 3rd anniversary provided that 1 years’ prior written notice has been given to Great Lakes.

Regulatory Out:

On or before April 1, 2018, Shipper shall have a one-time Reduction Option upon written notice, within 30 days of receipt by Shipper of a decision by the National Energy Board that TransCanada’s Long-term Fixed Price proposal was not approved, the St. Clair to Dawn sale was not approved, or Shipper was not able to obtain matching downstream capacity from St. Clair to Dawn despite Shippers best efforts. If Shipper Invokes this one-time Reduction Option, it may reduce all or a portion of the contractual MDQ associated with this Agreement. If contractual MDQ is changed, Great Lakes may adjust its Reservation Rate, Contract End Date, and/or Reduction Options accordingly.

Credit:	Shipper shall demonstrate creditworthiness in accordance with Section 6.26 of Great Lakes’ FERC Gas Tariff.

Non Recourse:

No personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by a Partner, agent, management official or employee of the Partnership or any director, officer or employee of any of the foregoing for any obligation of the Partnership under such agreement or for any claim based on such obligation and that the sole recourse of other parties to such agreements shall be limited to the assets of the Partnership.

/s/ John Soini	April 21, 2017

Commercial Vice President, TransCanada Mainline

/s/ Jay White	April 24, 2017

Vice-President, Commercial West

1Subject to Great Lakes’ receipt and acceptance, in a form and substance acceptable to Great Lakes to sole discretion, of all approvals that Great Lakes determines necessary to provide the service contemplated herein.

2Where Transporter’s general system recourse reservation rate is greater than the fixed, negotiated rate stated above, then Transporter may require Shipper to convert its negotiated rate to a discounted reservation rate equal to $8.89 per Dth/month.